

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

<u>Via E-mail</u>
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

      Re: Gulfport Energy Corporation
             Form 10-K for the Fiscal Year ended December 31, 2013
             Filed February 28, 2014
             Form 10-K for the Fiscal Year ended December 31, 2014
             Filed February 27, 2015
             File No. 0-19514

Dear Mr. Moore:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief